Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Energy Ventures Invests in Solidia Technologies

Paris, December 9, 2014 - Total Energy Ventures (TEV), the venture capital arm of French energy company Total, is investing in Solidia Technologies, which has developed a process that uses carbon dioxide to manufacture sustainable cement and concrete.

Solidia has been working since 2008 to develop new cement chemistry, using technology based on research conducted by Richard Riman at Rutgers University in New Jersey. The company, which holds 26 patents, offers a process that reduces the carbon footprint of the end-to-end cement and concrete manufacturing process by 70%, uses carbon dioxide to cure the concrete, and allows 60 to 100% of the water used to be recycled.

Solidia’s teams have transformed their cutting-edge technology into real-world commercial applications. Full-scale collaborative testing performed with many customers in recent months has demonstrated both the quality of the products and their competitive cost.

“With this investment, the twentieth since its creation in 2008, TEV is establishing a foothold in technologies aimed at reducing emissions and commoditizing carbon dioxide,” points out Jérôme Schmitt, Senior Vice President, Sustainable Development & Environment at Total.

“Solidia has developed an innovative process that combines high performance with environmental excellence and enables carbon dioxide to be used in the concrete manufacturing process. Total Energy Ventures is investing in Solidia at a critical stage, when it is beginning its commercial expansion, and Total will contribute its expertise in carbon dioxide processing.”

TEV will sit on Solidia’s Board of Directors as an observer.

About Total Energy Ventures

Total Energy Ventures is the corporate venture capital arm of French energy company Total. In the spirit of open innovation, its minority investments support the development of companies with innovative technologies and business models in areas such as renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling and recovery, greenhouse gas reduction, industrial water and sustainable transportation.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com